UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Greensbury Market Corp.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 26, 2013

Physical address of issuer
1732 1st Ave , #20764, New York, NY 10128

Website of issuer
https://www.greensbury.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$307,778.12	$75,158.48
Cash & Cash Equivalents	$263,321.63	$38,254.63
Accounts Receivable	$34,556.28	$26,042.19
Short-term Debt	$86,259.77	$72,381.74
Long-term Debt	$420,376.15	$464,518.85
Revenues/Sales	$2,570,941.14	$1,035,884.28
Cost of Goods Sold	$1,899,746.50	$833,901.26
Taxes Paid	$0.00	$0.00
Net Income	$229,880.49	-$97,909.00

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 23, 2021

Greensbury Market Corp.



About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Greensbury Market Corp. (the "Company") is a Delaware Corporation, formed on December 26, 2013. The Company was formerly known as Greensbury Market LLC.

The Company is located at 1732 1st Ave , #20764, New York, NY 10128.

The Company's website is https://www.greensbury.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and

cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

As a distributor of meat and seafood, our business depends on developing and maintaining close and productive relationships with our farms.

We depend on our farms to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Mrinali Vaswani, Todd Horowitz, and Edward Hopper who are CFO & COO, Co-Founder, Chief Product Officer, and CEO of the Company respectively. The Company has or intends to enter into employment agreements with Mrinali Vaswani, Todd Horowitz, and Edward Hopper although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mrinali Vaswani, Todd Horowitz, and Edward Hopper or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key raw materials, there can be no assurance that we would be able to acquire such raw materials from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our breweries, distilleries and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our [breweries/distilleries], we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms [and kitchens] are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms[and kitchens], including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands by end consumers. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. [All of our net sales for the year ended December 31, 20[ ] resulted from sales of our [type or flavor] products.] [During the year ended December 31, 20[ ], approximately [ ]% of our sales came from sales of our [type or flavor]. All of our secondary [types/flavors: list them] represent a relatively small portion of our sales. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing [types/flavors] of products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among food products;

• changes in consumer eating habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about healthy food products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding our types of raw food products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on one third-party company with one location to process and distribute all of our products.
The loss of this company or the inability of this company to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party partner to maintain the quality of our products.
The failure or inability of this partner to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party partner is required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party partner is also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as Costco, etc., require our third-party partner to maintain minimum independent certifications, such as SQF Level 2 Certification (or higher) or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party partner may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party partner fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new partner, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Our products rely on independent certification that they are Organic, non-GMO, or antibiotic-free.
We rely on independent certification of our Organic, non-GMO, and antibiotic-free products and our suppliers must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Our products could lose their Organic, non-GMO, or antibiotic-free certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials significant quantities of film, cardboard, and dry ice to package our products. Costs of ingredients and packaging can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, pandemics, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that raise livestock, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. Our main products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower yields and reduce herd sizes and quality, which in turn could reduce the available supply of our core products. If supplies of our core products are reduced or there is greater demand for such products, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to customers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to similar products sold by other brands. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate sales at our then-current prices. If we no longer offer these characteristics, customers may decrease their orders of our products which could have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

_____

Business Plan

Greensbury Market is an online delivery service selling organic grass-fed/grass-finished beef, organic poultry, antibiotic-free pork and wild/sustainably caught seafood. All of our beef comes from family-owned, American farms and we only work with farmers, ranchers, and fishermen that treat animals humanely, are committed to ethical/healthy production standards and work to preserve the ecosystem. We ship to the continental US and use packaging that retains the freshness and nutritional quality of the products and lasts in the freezer for up to 12 months, eliminating food waste. Greensbury is committed to selling the finest, highest quality meats and seafood. Unlike other companies, we give our customers the convenience of ordering whatever they want, whenever they want it. And our individual portion sizing and packaging means you only use what you want, when you want.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online delivery service	Greensbury customers can order products a la carte, schedule recurring deliveries, set delayed deliveries and send gifts to their friends/ families/coworkers.	Americans spend nearly $50 Billion on organic annually; Over 82% of U.S. households buy organic

We have no new products in development.

We offer food through our fulfillment center.

Competition

The organic online delivery market is highly competitive. We compete against traditional Grocery Stores such as Whole Foods, and The Fresh Market, as well as newer companies like Blue Apron, Porter Road, CrowdCow, and Butcher Box. We believe we are one of few online providers with a full breadth of organic, "free-from" proteins (e.g., beef, poultry, seafood, etc.), and are well positioned in the industry segments and markets in which we operate. Compared to newcomers, we already have scale and costs savings due to our relationship with Rastelli Foods Group. As we grow, we do not expect to have to make capital investments into infrastructure.

Customer Base

Our customers are individual consumers that demand for high quality, healthy, "free from" proteins. From what we have noticed, millennials and other demographics are increasingly seeking organic, sustainable foods to cook at home, such as those offered by Greensbury. We believe these customers are willing to pay a premium for these products, especially those sourced domestically. Greensbury has an engaged user base with 27% return rate, and average order value of $129.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88900160			August 19, 2020		USA

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1732 1st Ave , #20764, New York, NY 10128

The Company has the following additional addresses:

The Company conducts business in New york.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Edward Hopper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, March 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Greensbury Market Corp., CEO, March 2017 to Present

Name

Corry Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

December 2020 to Present- Director of Operations & Customer Support

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

December 2020 to Present- Director of Operations & Customer Support

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Edward Hopper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, March 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Greensbury Market Corp., CEO, March 2017 to Present

Name

Mrinali Vaswani

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO and COO, March 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Greensbury Market Corp., CFO and COO, March 2015 to Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series Seed Preferred Stock
Amount outstanding	76,931
Voting Rights	1 vote per share; along with Series A Preferred Stock, has conventional "blocking rights"
Anti-Dilution Rights	Typical "broad based weighted average"

Type of security	Series A Preferred Stock
Amount outstanding	41,826
Voting Rights	1 vote per share; along with Series Seed Preferred Stock has conventional "blocking rights"
Anti-Dilution Rights	Typical "broad based weighted average"

Type of security	Common Stock
Amount outstanding	120,179
Voting Rights	1 vote per share

Type of security	Series Seed Unit of Preferred Stock and Warrant
Amount outstanding	3,434

Type of security	Unit of Common Stock and Warrant

Amount outstanding	12,560

Type of security	Option to purchase Common Stock Subject to Stock Incentive Plan
Amount outstanding	119,495

Type of security	Series A Common Stock
Amount outstanding	500,002,722

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Rastelli Foods Group
Amount outstanding	$315,000.00
Interest rate and payment schedule	n/a
Other material terms	May convert or be paid off during next fundraise

Type of debt	Convertible Notes
Name of creditor	Todd Horowitz
Amount outstanding	$50,000.00
Interest rate and payment schedule	5% interest
Maturity date	June 30, 2022
Other material terms	Converts into preferred stock during next round

Type of debt	Notes
Name of creditor	Bradley C. Harrison
Amount outstanding	$25,000.00
Interest rate and payment schedule	6%
Describe any collateral or security	Secured by certain intellectual property owned by the Company
Maturity date	Payable on demand

Other material terms	May convert or be paid off during next fundraise

Type of debt	Credit Card
Name of creditor	Chase & Amex
Amount outstanding	$75,000.00
Interest rate and payment schedule	12%
Other material terms	Personally guaranteed by Bradley C. Harrison

Type of debt	Convertible Notes
Name of creditor	Dan Castro
Amount outstanding	$50,000.00
Interest rate and payment schedule	5% interest
Maturity date	June 30, 2022
Other material terms	Converts into preferred stock during next round

Type of debt	Convertible Notes
Name of creditor	Leatherneck Ventures LLC
Amount outstanding	$50,000.00
Interest rate and payment schedule	5% interest
Maturity date	June 30, 2022
Other material terms	Converts into preferred stock during next round

The total amount of outstanding debt of the company is $565,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Preferred Stock	41,825	$699,500.00	Operations	December 27, 2017	Regulation CF

Ownership

The Company is broadly held amongst 30 shareholders. No shareholder owns more than 20% of the company

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is a business that generated profits for the first time in 2020, but may not generate a profit in 2021. The Company's ability to continue as a going concern in the few years following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

_____

Liquidity and Capital Resources

On December 27, 2017 the Company conducted an offering pursuant to Regulation CF and raised $409,364.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Bradley Harrison
Relationship to the Company	Chairman of the Board
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	Only 6% interest on the loan
Benefits or compensation received by Company	Use of the funds for operations

Description of the transaction	Loan from chairman of the board in March of 2015
Related Person/Entity	Rastelli Foods Ground
Relationship to the Company	This company owns stock in Greensbury and is the third part that sources product, and fulfills order for the company
Total amount of money involved	$315,000.00
Benefits or compensation received by related person	none
Benefits or compensation received by Company	none
Description of the transaction	Line of Credit from Rastelli Foods Group
Related Person/Entity	Todd Horowitz
Relationship to the Company	Board Member
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Promise to pay $50,000.
Benefits or compensation received by Company	Services rendered.
Description of the transaction	Services in exchange for convertible notes.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Rastelli Foods Group
Relationship to the Company	They source product and fulfill orders for Greensbury
Total amount of money involved	$315,000.00
Benefits or compensation received by related person	Payment for the orders they ship (product, labor, shipping)
Benefits or compensation received by Company	Product being sourced and orders being shipped

Description of the transaction	Rastelli Foods Group owns 16% of Greensbury. They are also the company that sources product and fulfills order for Greensbury

Competitors

Related Person/Entity	Rastelli Foods Group
Relationship to the Company	They source product and fulfill orders for Greensbury
Description of the transaction	Rastelli Foods Group also has their own ecommerce business that competes with Greensbury

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Edward Hopper

(Signature)

Edward Hopper

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Edward Hopper

(Signature)

Edward Hopper

(Name)

CEO

(Title)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Edward Hopper, being the founder of Greensbury Market Corp., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Edward Hopper

(Signature)

Edward Hopper

(Name)

CEO

(Title)

(Date)

Greensbury Market Corp
Balance Sheet
As of December 31, 2020

	Jan - Dec 2019	Jan - Dec 2020
ASSETS		
Current Assets		
Bank Accounts		
1002 First Republic (NEW)	38,254.63	263,321.63
Total Bank Accounts	$ 38,254.63	$ 263,321.63
Accounts Receivable		
1104 Accounts Receivable	26,042.19	34,556.28
Total Accounts Receivable	$ 26,042.19	$ 34,556.28
Other Current Assets		
1220 Shipping Boxes & Bags	10,861.66	9,900.21
Total Other Current Assets	$ 10,861.66	$ 9,900.21
Total Current Assets	$ 75,158.48	$ 307,778.12
Fixed Assets		
1520 Website Development		0.00
1521 Web Develop	73,916.50	73,916.50
1525 Less Accumulated Depreciation	-73,916.50	-73,916.50
Total 1520 Website Development	$ 0.00	$ 0.00
Total Fixed Assets	$ 0.00	$ 0.00
Other Assets		
1205 Security Deposit	0.00	0.00
Total Other Assets	$ 0.00	$ 0.00
TOTAL ASSETS	$ 75,158.48	$ 307,778.12
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable	435,897.87	420,376.15
Total Accounts Payable	$ 435,897.87	$ 420,376.15
Credit Cards		
2010 Chase Credit Cards		0.00
2010.1 Chase #1 (Brad)	-85,463.35	-94,860.31
2010.2 Chase #2 (Evan)	88,003.43	88,003.43
2010.3 Chase #2 (Mrinali)	37,271.55	48,545.65
Total 2010 Chase Credit Cards	$ 39,811.63	$ 41,688.77
2100 Amex	37,206.31	37,206.31
2105 Amex 2	-4,636.20	7,364.69
Total Credit Cards	$ 72,381.74	$ 86,259.77
Other Current Liabilities		
2150 Gift Cards	19,600.98	24,146.32
2240 Unearned Revenue	9,020.00	9,020.00
2304 Loan Shopify Capital	0.00	0.00
Total Other Current Liabilities	$ 28,620.98	$ 33,166.32
Total Current Liabilities	$ 536,900.59	$ 539,802.24

Long-Term Liabilities				
2257 Loan Brad Harrison		25,000.00		25,000.00
2301 Loan Todd Horowitz		50,000.00		50,000.00
Total Long-Term Liabilities	$	75,000.00	$	75,000.00
Total Liabilities	$	611,900.59	$	614,802.24
Equity				
Total 3099 Common Stock	$	2,083,887.67	$	2,083,887.67
3450 Additional Paid in Capital		-82,749.26		-82,911.76
3460 Stock Comp - Warrants		15,350.00		15,350.00
3470 Stock Comp - Options		53,588.00		53,588.00
3500 Treasury Stock		-52,682.33		-52,682.33
3900 Retained Earnings		-2,456,226.43		-2,554,136.19
Net Income		-97,909.76		229,880.49
Total Equity	-$	536,742.11	-$	307,024.12
TOTAL LIABILITIES AND EQUITY	$	75,158.48	$	307,778.12

Thursday, Apr 22, 2021 10:50:07 AM GMT-7 - Accrual Basis

Greensbury Market Corp
Profit and Loss
January 2019 - December 2020

	Jan - Dec 2019	Jan - Dec 2020
Income		
4000 Sales		
4001 Sales - Greensbury	867,665.93	2,433,093.76
4002 Sales - Mercola/Mouth/BeSpoke/WS	35,108.00	20,605.00
4003 Sales - Amazon	77,322.65	6.99
4005 Sales Discount	-27,898.66	-68,499.93
4006 Refunds	-15,697.53	-66,853.45
Total 4000 Sales	$ 936,500.39	$ 2,318,352.37
4010 Shipping Income	98,383.89	252,439.02
Services	1,000.00	149.75
Total Income	$ 1,035,884.28	$ 2,570,941.14
Cost of Goods Sold		
5000 Cost of Goods Sold	491,222.89	1,199,110.97
5002 Transaction Fees	29,376.96	74,352.01
5050 Freight In	300.00	
5055 Freight Out - Home Deliveries	213,152.93	404,632.22
5065 Packing (Rastelli)	82,556.48	184,691.30
5070 Boxes & Printing [Inserts, Labels, Tape]	17,292.00	36,960.00
Total Cost of Goods Sold	$ 833,901.26	$ 1,899,746.50
Gross Profit	$ 201,983.02	$ 671,194.64
Expenses		
5110 Marketing Consumer		
5111 Digital Marketing	41,834.67	44,057.41
5114 Social Media	7,672.87	54,509.48
5115 Retargeting Ads	1,883.32	
5116 Email	11,750.00	9,623.29
Total 5110 Marketing Consumer	$ 63,140.86	$ 108,190.18
5130 Marketing Overhead		
5131 Marketing Manager		20,709.68
5132 Consultants	15,958.75	48,751.00
5133 Software	2,983.20	3,107.76
5135 Partnerships	575.00	500.00
5137 Website Design, Build, Maintenance	7,750.01	15,796.15
5138 Photography		4,800.00
5141 Printing - Marketing Materials	-214.34	-490.10
Total 5130 Marketing Overhead	$ 27,052.62	$ 93,174.49
5150 Personell		
5153 Salaries & Wages		
5153.6 CEO Ted Hopper	99,999.90	103,846.05
5153.8 Corry Johnson		807.69
Total 5153 Salaries & Wages	$ 99,999.90	$ 104,653.74
5154 Payroll Taxes		
5154.1 SS - Company	6,199.96	6,488.50

5154.2 Medicare - Company		1,450.02		1,517.50
5154.3 Federal Unemployment Tax		42.01		46.86
5154.4 NY Unemployment Tax		501.60		545.94
5154.7 Local Tax		339.99		355.91
5154.8 Benefits (Commuter)		66.00		-12.46
Total 5154 Payroll Taxes	$	8,599.58	$	8,942.25
5156 Mrinali Vaswani (CFO)		48,000.00		57,060.00
5158 Payroll Vendor Fees		1,053.00		1,174.50
5166 Customer Relations		6,889.40		14,953.80
Total 5150 Personell	$	164,541.88	$	186,784.29
5200 G&A				
5205 Bank Service Charge		100.00		90.00
5210 Rent or Lease of Buildings		7,284.90		500.00
5212 Fulfillment/Inventory Tools		6,477.32		8,451.12
5215 Dues & Subscriptions		4,033.05		4,169.27
5225 Insurance				
5225.1 Business Owners (General Liability)		4,364.25		3,266.25
5225.2 Worker's Comp		672.00		274.50
5225.4 EPLI		78.00		87.00
5225.5 Disability Insurance		5.40		6.05
5225.6 D&O Insurance		5,870.30		11,112.87
Total 5225 Insurance	$	10,989.95	$	14,746.67
5230 Taxes		914.91		669.30
5235 Interest		13,429.12		16,966.99
5245 Office Expenses		251.22		
5255 Professional Fees				
5258 Legal		1,026.25		6,743.29
5260 Accountant		1,950.00		1,975.00
5261 Other		500.00		
Total 5255 Professional Fees	$	3,476.25	$	8,718.29
5280 Travel		22.29		1,205.04
5281 Utilities				300.05
5282 Miscellaneous		-0.01		31.00
Total 5200 G&A	$	46,979.00	$	55,847.73
Total Expenses	$	301,714.36	$	443,996.69
Net Operating Income	-$	99,731.34	$	227,197.95
Other Income				
4020 Other Income		1,821.58		2,875.95
4040 Write Off's				-193.41
Total Other Income	$	1,821.58	$	2,682.54
Net Other Income	$	1,821.58	$	2,682.54
Net Income	-$	97,909.76	$	229,880.49